Exhibit 99.7

Interim Condensed consolidated financial statements of

QUANTUM eMOTION CORP.

Three-month and six-month periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed financial statements, the statements must be accompanied by a notice indicating that the condensed financial statements have not been reviewed by an auditor. The accompanying condensed financial statements of the Company have been prepared by management and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review or an audit of these condensed financial statements.

QUANTUM eMOTION CORP.

Table of Contents

Page

Interim Condensed consolidated financial statements
Statements of interim condensed consolidated statement of Financial Position	1
Statements of interim condensed consolidated statement of Loss and Comprehensive Loss	2
Statements of interim condensed consolidated statement of Changes in Shareholders’ Equity	3
Statements of interim condensed consolidated statement of Cash Flows	4
Notes to the interim condensed consolidated financial statements	5 - 10

QUANTUM eMOTION CORP.

Statements of interim condensed consolidated Financial Position

(Unaudited, in Canadian dollars)

	Notes	June 30, 2025	December 31, 2024
		$	$
Assets
Current assets
Cash		1,138,777	1,359,406
Taxes receivable		94,484	46,678
Accounts receivable		26,377	-
Prepaid expenses and other		56,913	34,641
Marketable securities	3	22,935,168	87,335
		24,251,719	1,528,060

Non-current assets:
Intangible assets	4	318,236	329,389
Property, plant and equipment	4	4,903	-
Total assets		24,574,858	1,857,449

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		511,305	473,254
Total current liabilities		511,305	473,254

Non-current liabilities:
Loan payable	5	-	46,352
Total liabilities		511,305	519,606

Shareholders’ Equity
Share capital	6	29,845,405	15,471,282
Warrants	6	10,707,889	454,877
Contributed surplus	6	4,507,372	1,540,107
Deficit		(20,997,193)	(16,128,424)
		24,063,553	1,337,843
Total liabilities and shareholders’ equity		24,574,858	1,857,449

Nature of operations

See accompanying notes to condensed financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO

“Marc Rousseau”
Marc Rousseau	CFO

QUANTUM eMOTION CORP.

Statements of interim condensed consolidated Loss and Comprehensive Loss

(Unaudited, in Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Notes	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
		$	$	$	$
Expenses
Research and development	7	306,624	179,436	518,502	335,397
General and administrative	7	582,473	507,222	1,041,026	786,059
Marketing and selling		154,296	33,726	260,638	51,260
Share-based payments	6, 7	560,272	2,805	3,126,265	46,129
		1,603,665	723,189	4,946,431	1,219,295

Other items
Amortization	4	6,128	5,594	11,766	11,092
Net financial (income) expense	8	(92,360)	(892)	(89,428)	(10,304)
		(111,114)	4,702	(77,672)	782

Net loss and comprehensive loss		1,517,433	727,891	4,868,768	1,220,083

Basic and diluted loss per share		0.008	0.005	0.027	0.009

Weighted average number of common shares outstanding		191,918,134	200,300,337	177,999,588	137,438,064

See accompanying notes to condensed financial statements.

QUANTUM eMOTION CORP.

Statements of interim condensed consolidated Shareholders’ Equity

(Unaudited, in Canadian dollars)

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Total equity
				$		$	$	$	$
Balance as of December 31, 2023		135,502,838	-	13,413,478	-	-	1,165,145	(13,159,685)	1,418,938

Units issuance	8	14,998,000	-	749,900	(19,900)	-	-	-	730,000
Units issuance costs	8	-	-	(1,000)	-	-	-	-	(1,000)
Share-based payments	8	-	-	-	-	-	46,129	-	46,129
Net loss		-	-	-	-	-	-	(1,220,083)	(1,220,083)
Balance as of June 30, 2024		150,500,838		14,162,378	(19,900)	-	1,211,274	(14,379,768)	973,984

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Total equity
				$		$	$	$	$
Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	(16,128,423)	1,337,843

Units’ issuance	8	21,333,333	-	11,746,988	-	11,097,103	-	-	22,844,091
Units’ issuance costs	8	-	-	(1,668,201)	-	(844,091)	-	-	(2,512,292)
Exercise of warrants	8	13,001,666	(50,000)	3,898,354	(8,688)	-	-	-	3,889,666
Exercise of options		1,312,500	-	405,750	-	-	(159,000)	-	246,750
Share-based expense			-	-	-	-	3,126,265	-	3,126,265
Net loss			-	-	-	-	-	(4,868,768)	(4,868,768))
Balance as of June 30, 2025		200,300,337	-	29,845,485	-	10,707,883	4,507,372	(20,997,193)	24,063,555

QUANTUM eMOTION CORP.

Statements of interim condensed consolidated Cash Flows

(Unaudited, in Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Notes	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
		$	$	$	$
Operating Activities
Net loss		(1,517,433)	(727,891)	(4,868,768)	(1,220,083)
Adjustments to net loss for non-cash items
Share-based payments	6	560,272	2,805	3,126,265	46,129
Amortization and depreciation	4	6,128	5,594	11,766	11,092
Accretion expense		(2,162)	1,353	-	3,515
Change in fair value of investments	3,8	-	-	-	4,629
Net changes in non-cash working capital items
Taxes receivable		(8,194)	18,761	(47,807)	13,706
Accounts receivable		(26,377)	-	(26,377)	1,437
Prepaid expenses and other		(3,207)	(12,162)	(22,634)	21,632
Accounts payable and accrued liabilities		(148,231)	109,123	(8,301)	96,631
		(1,139,205)	(602,417)	(1,835,858)	(1,021,311)

Investing Activities
Additions to intangible assets	4		-	-	-
Additions to non-current assets		-	-	(5,516)	-
Purchase of investments	3	(17,932,824)	(4,804)	(22,934,632)	(32,631)
Proceeds from sale of investments	3	68,172	1,999	87,172	359,484
		(17,864,653)	(2,805)	(22,852,976)	326,853

Financing Activities
Proceeds from issuance of shares	6	6,683,769	19,900	11,746,988	749,900
Proceeds from issuance of warrants		5,696,941	-	11,097,103	-
Share issuance costs	6	(856,788)	-	(1,668,201)	(1,000)
Warrants issuance costs		(372,008)	-	(844,091)	-
Exercise of options		97,062	-	246,750	-
Exercise of warrants		2,347,166	-	3,889,666	-
		13,596,144	19,900	24,468,215	748,900

Increase (Decrease) in cash		(5,407,714)	(585,322)	(220,619)	54,442
Cash, beginning of period		6,546,491	955,390	1,359,406	315,626

Cash, end of period		1,138,777	370,068	1,138,777	370,068

See accompanying notes to condensed financial statements.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

1.	Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of cryptographic solutions pursuant to the acquisition of licenses.

2.	Basis of preparation

These condensed financial statements have been prepared by management in accordance with IAS 34 Interim financial reporting and using the same accounting policies and methods of computation as those used in preparing the audited annual consolidated financial statements for the year ended December 31, 2024. The unaudited condensed financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes for the year ended December 31, 2024, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB.

The Board of Directors approved and authorized for issue, these condensed financial statements on August 15, 2025.

3.	Marketable Securities

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	87,335	765,858
Investment in guaranteed investment certificates	10,055,658	-
Redeemable investment certificates	12,528,975	577,491
Investment in equity	350,000	-
Dispositions	(86,800)	(1,245,979)
Change in fair value	-	(10,035)
Balance, end of period	22,935,168	87,335

As of June 30, 2025, the Company has invested in multiple non-redeemable GICs with a Canadian chartered bank bearing interest at 3.3% and 3.2% that mature on March 28, 2026, and June 2, 2026, respectively. In addition, the Company has a fully redeemable investment account with its primary bank bearing interest at 3.0%, This interest rate is subject to change by the fluctuation in the Bank of Canada’s prime interest rate. In addition, the Company made an equity investment whereby the Company obtained 8.49% ownership of the company in which it invested.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

4.	Intangible Assets and Property, Plant and Equipment

	Computer Hardware	Licenses		Total
	$	$		$
Cost
December 31, 2024	-	446,112		796,112
Additions	5,516	-		5,516
June 30, 2025	5,516	446,112		801,628

Cost
December 31, 2024	-	116,723		466,723
Additions	613	11,152		11,765
June 30, 2025	613	127,875		478,488

Net book value
December 31, 2024	-	329,389		329,389
June 30, 2025	4,903	318,237	-	323,140

5.	Loan payable

	June 30, 2025	December 31, 2024
	$	$
Balance as at December 31, 2024	46,352
Loan		40,000
Payment of loan	(40,000)
Gain on derecognition (gain)	(6,352)
Accretion expense	-	6,352
Balance as at March 31, 2025	-	46,352

6.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of:

●	voting Class A preferred shares
●	voting Class B preferred shares
●	voting Class C preferred shares
●	voting Class D preferred shares
●	special shares (non-voting)
●	common shares (voting)

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

(b)	Issued and outstanding

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.0% as well as legal and listing costs, of $857,178 were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.5% as well as legal and listing costs, of $811,413 were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

	June 2, 2025	February 24, 2025
Share price	$1.50	$0.75
Expected volatility	160.46%	156.08%
Risk-free interest rate	2.62%	2.62%
Expected average life	3.00	3.00
Exercise price	$1.82	$1.10

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025. Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 14,998,000 units at a price of $0.05 per unit for gross proceeds of $730,000 ($19,900 to be issued in April 2024). Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024. Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024.

As at June 30, 2025, no dividends were declared or unpaid (December 31, 2024 – nil).

(c)	Stock options

The Company’s share options are as follows for the reporting periods presented:

	June 30, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	10,452,237	0.15	9,139,737	0.13
Granted	6,170,000	0.83	1,850,000	0.20
Exercised	(1,312,500)	0.19	(250,000)	0.09
Cancelled / Expired	(1,300,000)	0.17	(250,000)	0.12
Forfeited	-	-	(37,500)	0.10
Balance outstanding, end of period	14,009,737	0.25	10,452,237	0.14
Balance exercisable, end of period	10,643,487	0.33	8,791,612	0.14

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

Shareholders approved an increase to the Company’s stock option pool to 24,750,000 options from 15,000,000 at the Company’s Annual General Meeting held on June 26, 2025. This increase was also approved by the TSX Venture Exchange

The weighted average share price at date of exercise for options exercised during the 3-month and 6-month periods, respectively was $0.76 (March 31, 2024, nil) and $1.36 (June 2024, nil)

The weighted average remaining contractual life for options outstanding on June 30, 2025, is 6.44 years (December 31, 2024 – 4.64) years.

Non-cash, share-based compensation recognized under the plan amounted to $560,272 and $3,126,265 respectively, for the three-month and six-month periods ending June 30, 2025 (2024 - $18,362 and $46,129). Share-based compensation is provided to officers, employees and consultants and related to general and administrative expenses.

(d)	Share purchase warrants

The Company’s warrants movement for the six-month period ended June 30, 2025, are as follows:

	Number of warrants	Weighted average exercise price
		$
Balance outstanding, beginning of period	16,050,000	0.17
Warrants issued	22,319,999	1.36
Warrants exercised	(12,751,666)	0.30
Balance outstanding, end of period	25,618,333	1.14

7.	Related party transactions

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows

●	Management compensation of $36,000 to LVR Capital, a company owned by the Chief Financial Officer. As at June 30, 2025, $6,000 (December 2024 – $6,000) was due to that company.
●	Management compensation of $150,000 to Aurakle Research, a company owned by the Chief Executive Officer. As at June 30, 2025, $145,000 (2024 – $161,306) was due to that company.
●	Director’s fees of $15,000; an advance of $25,000 and other fees of $36,023 to Baystream Corporation, a company owned by a Director. As at June 30, 2025, $nil (2024 – $17,680) was due to that company.
●	Director’s fees of $15,000 to Red River Solutions a company owned by a Director. As at June 30, 2025, $7,875 (2024 – $7,875) was due to that company.
●	Director’s fees of $15,000 to SLT Solutions, a company owned by a Director. As at June 30, 2025, $15,000 (2024 – $7,500) was due to that company.
●	Management compensation of US $36,000 and Management fees of US $15,000 to CyberDef LLC, a company owned by a Director. As at June 30, 2025, US $19,500 (2024 – USD 7,500) was due to that company.
●	Research and development costs of $281,081 to Fileglobal, a company owned by a Director. As at June 30, 2025, $56,791 (2024 – $25,775) was due to that company.

QUANTUM eMOTION CORP.

Notes to the interim condensed consolidated financial statements

Periods ended June 30, 2025, and 2024

(Unaudited, in Canadian dollars)

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period of key management (including the amounts above) is as follows:

	Three months ended June 30		Six months ended June 30
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Research & development	168,019	131,026	281,081	245,397
Management salaries	142,733	123,002	235,733	183,002
Director’ fees	32,709	30,000	65,924	60,000
Other fees	16,613	12,233	36,023	21,350
Share based payments	29,134	39,455	2,485,538	61,091
	389,208	335,716	3,054,299	570,840

8.	Net financial (income) expense

	Three months ended June 30		Six months ended June 30
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Financial income	(110,348)	(2,810)	(112,156)	(12,282)
Change in fair value of investments (note 3)	-	-	-	(4,629)
Financial expense	13,351	1,932	16,875	6,371
Foreign currency loss	4,637	(14)	5,853	236
	(92,360)	(892)	(89,428)	(10,304)

9.	Comparative figures restament

In the statement of loss and comprehensive loss and in the statement of cash flows, some comparative figures for the three-month and six-months periods ended June 30, 2024, have been reclassed to conform to the presentation adopted for the three-month and six-months periods ended June 30, 2025.